UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
Commission file number 1-12984
PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.
(Full title of the plan)
EAGLE MATERIALS INC.
3811 Turtle Creek Blvd, Suite 1100
Dallas, Texas 75219
(Name of issuer and address of principal executive office)

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
AT DECEMBER 31, 2006 AND 2005
AND FOR THE YEAR ENDED DECEMBER 31, 2006

PAGE NO.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
AUDITED FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE:
Schedule H; Line 4i — Schedule of Assets (Held at End of Year)	14
Consent of Ernst & Young LLP

Report of Independent Registered Public Accounting Firm
The Administrative Committee
Profit Sharing and Retirement Plan of Eagle Materials Inc.
We have audited the accompanying statements of net assets available for benefits of the Profit Sharing and Retirement Plan of Eagle Materials Inc. as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Dallas, Texas
June 26, 2007

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2006	2005
Assets:
Investments in the Eagle Materials Inc. Plans
Master Trust, at fair value	$43,623,947	$38,203,754
Participant loans	203,451	171,591

Net Assets Available for Benefits, at fair value	43,827,398	38,375,345
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in a common/collective trust (Note 2)	21,597	21,168

Net Assets Available for Benefits	$43,848,995	$38,396,513

See accompanying notes to financial statements.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006

Additions:
Participating Employers’ contributions	$2,086,906
Participant contributions	1,903,518
Rollovers	170,088
Interest in the Eagle Materials Inc. Plans Master Trust investment income	4,166,161
Interest income on participant loans	14,073

Total Additions	8,340,746

Deductions:
Distributions to participants	2,892,505
Administrative expenses	25,615

Total Deductions	2,918,120

Transfer in from the Eagle Materials Inc. Hourly Profit Sharing Plan	29,856

Net Increase	5,452,482
Net Assets Available for Benefits:
Beginning of year	38,396,513

End of year	$43,848,995

See accompanying notes to financial statements.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
NOTE 1. DESCRIPTION OF THE PLAN
The following description of the Profit Sharing and Retirement Plan of Eagle Materials Inc. (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan, adopted April 1, 1994 and amended and restated January 1, 2001, is a defined contribution retirement plan covering eligible employees of Eagle Materials Inc. (the Company or Eagle Materials) and eligible employees of certain subsidiaries of the Company, which have adopted the Plan with the Company’s consent. The Company and certain subsidiaries collectively comprise the “Participating Employers”. The Plan is administered by an Administrative Committee (the Committee) appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Participants enter the Plan, for profit sharing purposes, following the completion of one year of service from their date of hire. All salaried employees of Participating Employers are eligible to participate in the Plan provided the employee is not a member of a group or class of employees covered by a collective bargaining agreement, unless such agreement extends the Plan to such group or class of employees. There are no such employees at December 31, 2006.
Contributions
The Plan permits participants to contribute pre-tax up to 70% of their compensation, as defined by the Plan, (up to a statutory limit) to a 401(k) account upon the date of hire. The Plan also permits participant voluntary (after-tax) contributions of up to 10% of compensation, as defined by the Plan. Total contributions to a participant’s account are limited to a maximum of 100% of compensation (or $44,000, whichever is less) for participant contributions, Participating Employers’ contributions and participant voluntary (after-tax) contributions.
Employer discretionary profit sharing contributions are made by the Participating Employers as determined by their respective Boards of Directors. Profit sharing contributions are made to all qualifying participants employed on December 31 of each year, and are allocated to participant accounts on a pro rata basis determined by each participant’s number of hours worked.
The Participating Employers, at their sole discretion, may also make qualified non-elective contributions to the Plan. No such qualified non-elective contributions were made for the 2006 plan year. Forfeitures may be used to reduce employer profit sharing contributions or administrative expenses of the Plan. Forfeitures of $150,000 were used to reduce employer discretionary profit sharing contributions remitted to the Plan during the year ended December 31, 2006.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
NOTE 1. DESCRIPTION OF THE PLAN (continued)
Contributions (continued)
Participants direct the investment of their accounts into various registered investment company funds, common/collective trust fund or the Eagle Materials Common Stock Fund (the EXPSF). Another fund, the Centex Common Stock Fund (the CCSF), exists for those employees who chose to retain their balance in this fund upon transfer of all of their balances from the Profit Sharing and Retirement Plan of Centex Corporation to the Plan in 1994. No additional contributions to the CCSF are permitted. Both the EXPSF and CCSF are unitized stock funds.
Participants may allocate up to 15% of employer and participant (before- and after-tax) contributions to the EXPSF, whereas up to 100% may be allocated to any other investment option (except the CCSF) offered by the Plan.
Vesting
After two years of vesting service as defined by the Plan, a participant is vested in 10% of Participating Employers’ contributions and related earnings. Participants vest an additional 10% after the third year of vesting service and 20% for each additional year of vesting service after that. A participant is fully vested after seven years of service or upon retirement, full and permanent disability, or death.
Participants are always fully vested in their participant and voluntary contributions and related earnings.
The Plan provides for distributions when a participant terminates employment and the present value of the participant’s vested accrued benefit is equal to or less than $5,000. A summary of such provisions follows:
•	Upon termination of service, if the present value of a participant’s vested accrued benefit is $5,000 or less, the Committee shall direct the Trustee to distribute the present value of the participant’s vested balance in a single sum. In the event of a mandatory distribution greater than $1,000 (but less than $5,000), if the participant does not elect to have such distribution paid directly to an eligible retirement plan or to receive the distribution, then the Committee will pay the distribution in a Direct Rollover to an individual retirement plan designated by the Committee.

•	If a participant terminates service when the participant’s vested accrued benefit is zero, the participant is deemed to receive a distribution of his entire vested accrued benefit as of the day of termination.
Participant Loans
Active participants may borrow up to 50% of the vested portion of their accounts, not to exceed $50,000, with Committee approval, as defined by the Plan. Loans may only be made for certain approved events, as defined by the Plan. Loans are collateralized by participant accounts. Such loans bear interest at a rate that approximates market rates and are repayable to the Plan within five years.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
NOTE 1. DESCRIPTION OF THE PLAN (continued)
Administrative Expenses
Certain administrative expenses of the Plan are paid by the Company. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan.
Distributions
In accordance with the Plan document, distribution of a participant’s vested account is available upon the participant’s retirement, death, disability, termination of employment, or attainment of age 59 1/2; or distribution is available to satisfy a financial hardship meeting the requirements of the Internal Revenue Service (IRS) regulations. Distributions are made in a lump-sum payment, a direct rollover distribution, or a combination thereof.
Plan Termination
Although there is no intention to do so, the Company has the right to discontinue contributions and terminate the Plan subject to the provisions of ERISA. The Plan provides that, in the event of plan termination, participants will become fully vested in their Participating Employers’ contributions, and the method of distribution of assets will be in accordance with the provisions of ERISA.
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments
All of the Plan’s investments, except for participant loans, are commingled with the investments of the Eagle Materials Inc. Hourly Profit Sharing Plan (the Eagle Hourly Plan) in the Eagle Materials Inc. Plans Master Trust (the Master Trust). The Master Trust is governed by a trust agreement with Fidelity Management Trust Company (the Trustee) which is held accountable by and reports to the Committee.
Investments included in the Master Trust are valued at fair value. The registered investment company shares are valued based on published market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in the unitized stock funds are determined by the value of the underlying common stocks combined with the short-term cash positions. The fair values of the common stock portion of the funds are based on the closing price of the common stocks on their primary exchange.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)
The short-term cash positions of the unitized stock funds are recorded at cost, which approximates fair value. Investments in the common/collective trust are stated at fair value as determined by the issuer based on the fair value of the underlying assets in such trust, then adjusted by the issuer to contract value. Contract value represents contributions made to the trust, plus earnings, less participant withdrawals, and less administrative expenses.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
The Master Trust allocates net investment income/(loss) to the Plan based on the ratio of fair values of the Plan’s investment in each Master Trust account. Net investment income is then allocated to participants on a pro rata basis. Administrative expenses for the year ended December 31, 2006, include Trustee and record keeper fees. Fund management fees are charged directly to the Master Trust and therefore are included in the net change in fair value of investments for the Master Trust. Administrative expenses are allocated pro rata to the Plan and the Eagle Hourly Plan.
Participant Loans
Participant loans are recorded at carrying value, which approximates fair value.
Distributions to Participants
Distributions to participants are recorded when paid.
New Accounting Pronouncement
In December 2005, the Financial Accounting Standards Board (“FASB”) issued a Staff Position (“FSP”), Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP amends the guidance in AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements. The FSP requires that investments in common/collective trusts that include fully benefit-responsive investment contracts be presented at fair value in the statement of net assets available for benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statement of net assets available for benefits. The FSP is effective for financial statements for annual periods ending after December 15, 2006 and must be applied retroactively to all prior periods presented. Accordingly, the Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006, and has restated the 2005 Statement of Net Assets Available for Benefits to present all investments at fair value, with the adjustment to contract value separately disclosed. Adoption of the FSP has no effect on the statement of changes in net assets available for benefits.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)
Recently Issued Accounting Standards
In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for the Plan in 2008. The Plan is currently evaluating FAS 157’s impact on its financial statements.
NOTE 3. INTEREST IN THE MASTER TRUST
The fair value of the commingled investments of the participating plans in the Master Trust accounts at December 31, 2006 and 2005, and the undivided percentage interests the Plan holds in each of the Master Trust accounts are summarized as follows:

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
NOTE 3. INTEREST IN THE MASTER TRUST (continued)

	2006		2005
	Fair Value	Percentage Interest	Fair Value	Percentage Interest

Registered Investment Companies
Dreyfus Founders Discovery Class F Fund	$—	—	$317,490	81.2%
TCW Select Equities Class N Fund	124,011	41.4%	127,606	37.2%
Baron Small Cap Fund	90,529	83.7%	—	—
JPMorgan Diversified Mid Cap Growth Class A Fund	2,071,483	67.9%	1,731,037	68.0%
American Beacon Funds Small Cap Value Plan Ahead Class Fund	652,087	83.3%	332,016	84.7%
Fidelity Low-Priced Stock Fund	4,835,202	84.3%	4,081,494	84.2%
Fidelity Equity-Income II Fund	1,645,113	74.7%	1,326,296	77.2%
Fidelity Diversified International Fund	3,530,476	84.7%	2,283,825	86.1%
Fidelity Dividend Growth Fund	2,294,191	71.0%	1,773,710	72.3%
Fidelity Freedom Income Fund	439,833	94.1%	65,914	86.6%
Fidelity Freedom 2000 Fund	7,439,495	51.1%	7,337,106	50.2%
Fidelity Freedom 2010 Fund	6,623,238	83.7%	5,807,289	83.5%
Fidelity Freedom 2020 Fund	7,353,390	82.7%	6,032,084	87.0%
Fidelity Freedom 2030 Fund	1,512,822	53.7%	760,874	60.4%
Fidelity Freedom 2040 Fund	916,627	49.4%	417,858	54.4%
Spartan Extended Market Index Fund	1,906,348	88.3%	1,657,559	91.3%
Spartan U.S. Equity Index Fund	4,892,875	90.4%	4,659,772	91.7%
Fidelity U.S. Bond Index Fund	1,803,889	76.7%	1,736,652	76.2%

	48,131,609		40,448,582
Eagle Materials Common Stock Fund
Eagle Materials Common Stock	4,971,493		5,032,134
Interest-Bearing Cash Equivalent	130,696		115,873

	5,102,189	82.0%	5,148,007	81.9%
Centex Common Stock Fund
Centex Common Stock	707,820		1,036,212
Interest-Bearing Cash Equivalent	6,415		10,410

	714,235	97.7%	1,046,622	97.4%
Common/Collective Trust
Fidelity Managed Income Portfolio	2,504,981	85.8%	2,230,990	83.6%
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	25,213	85.8%	25,328	83.6%

	2,530,194		2,256,318

	$56,478,227		$48,899,529

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
NOTE 3. INTEREST IN THE MASTER TRUST (continued)
Net investment income/(loss) of the Master Trust accounts for the year ended December 31, 2006, and the Plan’s share of net investment income/(loss) of each Master Trust account is summarized as follows:

	Net Appreciation
	(Depreciation) in	Interest	Net	Share in Net
	Fair Value of	and	Investment	Investment
	Investments	Dividends	Income/(Loss)	Income/(Loss)
Dreyfus Founders Discovery Class F Fund	$3,784	$—	3,784	64.1%
TCW Select Equities Class N Fund	(7,700)	1,118	(6,582)	39.6%
JPMorgan Diversified Mid Cap Growth
Class A Fund	(135,438)	327,198	191,760	66.9%
Baron Small Cap Fund	(789)	3,054	2,265	47.9%
American Beacon Funds Small Cap Value
Plan Ahead Class Fund	11,811	48,001	59,812	82.5%
Fidelity Low-Priced Stock Fund	303,011	420,795	723,806	84.5%
Fidelity Equity-Income II Fund	82,596	108,921	191,517	75.6%
Fidelity Diversified International Fund	334,129	253,943	588,072	85.8%
Fidelity Dividend Growth Fund	190,835	87,583	278,418	71.6%
Fidelity Freedom Income Fund	4,119	12,798	16,917	94.5%
Fidelity Freedom 2000 Fund	155,031	332,238	487,269	51.2%
Fidelity Freedom 2010 Fund	232,778	325,598	558,376	83.7%
Fidelity Freedom 2020 Fund	334,008	395,842	729,850	83.8%
Fidelity Freedom 2030 Fund	63,235	77,700	140,935	55.3%
Fidelity Freedom 2040 Fund	37,014	47,041	84,055	51.2%
Spartan Extended Market Index Fund	180,514	73,624	254,138	89.8%
Spartan U.S. Equity Index Fund	587,832	87,826	675,658	91.1%
Fidelity U.S. Bond Index Fund	(9,523)	75,122	65,599	74.7%
Eagle Materials Common Stock Fund	355,545	—	355,545	85.4%
Centex Common Stock Fund	(226,713)	—	(226,713)	97.4%
Fidelity Managed Income Portfolio	(1,999)	99,695	97,696	88.7%

	$2,494,080	$2,778,097	$5,272,177

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
NOTE 3. INTEREST IN THE MASTER TRUST (continued)
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
NOTE 4. INCOME TAX STATUS
The Plan has received a determination letter from the IRS dated June 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
NOTE 5. RELATED PARTY TRANSACTIONS
Certain Plan investments in the registered investment companies, the common/collective trust, and the interest-bearing cash equivalent portion of the Eagle Materials Common Stock Fund are managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets is invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.
NOTE 6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2006:

December 31,
2006
Net assets available for benefits per the financial statements	$43,848,995
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a common/collective trust	(21,597)

Net assets available for benefits per Form 5500	$43,827,398

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
NOTE 6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500, (continued)
The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 at December 31, 2006:

December 31,
2006
Net increase in net assets available for benefits per the financial statements	$5,452,482
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a common/collective trust	(21,597)

Net increase in assets available for benefits per Form 5500	$5,430,885

The accompanying financial statements present fully benefit-responsive contracts at contract value, while the Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustments from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item.
NOTE 7. SUBSEQUENT EVENTS
On April 21, 2007, the Board of Directors of the Company approved an employer profit sharing contribution to the Plan in the amount of $ 2,407,501, net of forfeitures of $85,000, which was remitted to the Master Trust in April 2007.
Effective January 1, 2007, the Plan was amended as follows:
•	For Employer Profit Sharing Contributions made with respect to Plan Years beginning on or before December 31, 2006:

Years of Vesting	Vested Percent
Less than 2	0%
2	10%
3	20%
4	40%
5	60%
6	80%
7 or more	100%

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
NOTE 7. SUBSEQUENT EVENTS (continued)
•	For Employer Profit Sharing Contributions made with respect to Plan Years beginning on or after January 1, 2007:

Years of Vesting	Vested Percent
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%
If a participant terminates service and the present value of the participant’s vested account balance is zero, the participant will be deemed to have received a distribution of such vested benefit as of the last day of the Plan year in which he/she incurs a break in service .
Effective June 1, 2007, the Plan was amended as follows:
•	Participants will enter the Plan, for profit sharing purposes, on the first January or July after their date of hire.

•	Profit sharing contributions made after June 1, 2007 will not be eligible for in service withdrawals.

•	If a participant takes a distribution in the form of shares of stock (EXPSF and CCSF), there is no minimum number of shares that are required to be distributed in that manner.

SUPPLEMENTAL SCHEDULE

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.
SCHEDULE H; LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN#: 75-2520779
PLAN #: 002
DECEMBER 31, 2006

(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor,	Rate of Interest, Collateral,	(d)	(e)
(a)	or Similar Party	Par, or Maturity Value	Cost	Current Value
*	Participants	Loans with interest rates from 6% to 9%	$—	$203,451

     *Party-in-interest.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Profit Sharing and Retirement Plan of Eagle Materials Inc. has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.
Date: June 29, 2007	By:	/S/ ARTHUR R. ZUNKER, JR.
Arthur R. Zunker, Jr.
Chairman, Administrative Committee

INDEX TO EXHIBIT
Profit Sharing and Retirement Plan of Eagle Materials Inc.

Filed Herewith or
Exhibit Number	Exhibit	Incorporated by Reference

23	Consent of Ernst & Young LLP	Filed herewith